

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Francine Sullivan
Chief Legal Officer
EVgo Inc.
11835 West Olympic Boulevard Suite 900E
Los Angeles, CA 90064

> **Re: EVgo Inc.**
> **Registration Statement on Form S-3**
> **Filed on August 10, 2022**
> **File No. 333-266753**

Dear Francine Sullivan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services